

Creation of New Basic

Basic To Acquire NexTier's Well Support Services Business

March 9, 2020

Legal Disclaimer

This communication contains certain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are subject to risks and uncertainties. These statements may relate to, but are not limited to, information or assumptions relating to the proposed transaction, the benefits and synergies of the transaction and the future financial performance of Basic Energy Services, Inc. ("Basic") following the transaction, as well as Basic's strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based largely upon Basic's managements' current expectations and projections about future events and financial trends affecting the financial condition of Basic's business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are beyond Basic's control.

Although Basic believes that the forward-looking statements contained in this presentation are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Additional important risk factors that could cause actual results to differ materially from expectations are disclosed in Item 1A of Basic's Form 10-K for the year ended December 31, 2018 and subsequent Form 10-Qs filed with the SEC. While Basic makes these statements and projections in good faith, neither Basic nor its management can guarantee that anticipated future results will be achieved. Basic's forward-looking statements speak only as of the date of this presentation. Unless otherwise required by law, Basic undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may affect Basic's expectations, estimates or projections include:
- A decline in or substantial volatility of oil and gas prices, and any related changes in expenditures by its customers
- The effects of acquisitions or dispositions on its business, including the acquisition of NexTier's well support services business as described herein
- Changes in customer requirements in markets or industries it serves
- Competition within its industry
- General economic and market conditions
- Its access to current or future financing arrangements
- Its ability to replace or add workers at economic rates
- Environmental and other governmental regulations
- Uncertainties about its ability to execute successfully its business and financial plans and strategies
- Negative impacts of the delisting of the Company's common stock from the NYSE
- Impacts from the divestment of the Company's pressure pumping assets

Non-GAAP Measures
This presentation contains certain non-GAAP financial measures. We use non-GAAP financial measures, including "EBITDA," "Adjusted EBITDA," "Net Debt" and "Free Cash Flow," for internal reporting and for providing guidance on our financial results. These measures are not measures of financial performance under GAAP. Reconciliation of certain of these measures has not been provided because such reconciliation could not be produced without unreasonable effort. We strongly advise investors to review our financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

Today's Presenters



Keith L. Schilling

President, Chief Executive Officer and Director



David Schorlemer

Senior Vice President, Chief Financial Officer, Treasurer and Secretary



Adam Hurley

Vice President, Chief Integration Officer

Our Vision: To Be THE Trusted Production Services Company in the United States

 **Creates the Leading Production Services Provider in the United States**

$916MM
2019A Pro Forma Revenues

 **Expands Geographic Footprint and Customer Base**

$102MM
2019A Pro Forma Adj. EBITDA [1]

 **Strengthens Financial Profile and Credit Metrics**

$40MM
2019A Free Cash Flow [1][2]

 **Opportunity to Realize Significant Synergies**

3.2x
Net Debt / 2019A EBITDA [1]

Notes:
1. Pro forma 2019A adjusted EBITDA illustratively reflects full annual run-rate cost synergies of $17MM; Net Debt defined as debt less cash
2. Free cash flow defined as EBITDA less cash capital expenditure; pro forma 2019A free cash flow illustratively reflects full annual run-rate cost synergies of $17MM and full annual capital expenditure savings of $6MM (each of first 2 years)

BASIC ENERGY SERVICES

Transaction Summary

Purchase Price	• $94MM – 1.5x LTM 2019A EBITDA acquisition multiple (synergized)

Deal Consideration	• $59MM of cash at closing funded by:
	  – Proceeds from recently announced sale of Basic's pressure pumping assets
	  – $15MM Bridge Loan Facility provided by Ascribe Capital
	  – Cash on balance sheet
	
	• $34MM of Basic's 2023 Senior Notes ("Senior Notes") contributed by Ascribe Capital to Basic and provided by Basic to NexTier, in exchange for Ascribe converting its $34MM ownership in the Senior Notes to Basic common equity

New Basic Ownership	• Pro forma ownership of 85% Ascribe Capital and 15% other current Basic common stockholders
ABL Credit Agreement	• ABL right-sized from $150MM to $120MM reducing interest expense and increasing availability
Synergies	• $17MM run-rate cost synergies • $6MM capex synergies (each of first two years)
Leadership & Governance Changes	• The Board of Directors will be expanded to include seven directors, with Julio Quintana, John Jackson, Keith Schilling and James Kern continuing in their roles. Larry First and two additional members appointed by Ascribe Capital will join the Board • Addition of Jack Renshaw, former Senior Vice President of C&J Well Services, joining to run New Basic's newly formed Western Region • Adam Hurley, current Vice President, Strategy and Business Development of Basic, to become Chief Integration Officer
Timing	• Transaction simultaneously signed and closed on March 9, 2020

BASIC
ENERGY SERVICES

Combination of Two Leading, Complementary Well Services Platforms

Basic Overview

- Well Servicing and Water Logistics levered to production, with upside from completions

- Completion & Remedial, which support production maintenance, workover and completion operations

- Agua Libre Midstream has one of the largest SWD disposal networks across key basins

- Strong presence in most prolific U.S. oil basins with strong Permian Basin focus

Revenue by Segment [1]



Revenue by Region [1]



NexTier WSS Overview

- Integrated well services provider with a leading position in the U.S. and a 70+ year track record
- Fluids business in California (KVS Transportation) provides a full suite of transportation services as well as unique solutions to support wellsite needs
- Leader in California with a blue-chip customer base of majors and large independents
  - Several long-standing relationships, including "first call" contract coverage across its largest customers
- Best-in-class safety record achieved through a multi-faceted approach that ensures employees endorse, support and live a safety culture

Revenue by Segment [1][2]



Revenue by Region [1]



Note:
1. Revenue represents continuing operations only; geographic revenue breakdown reflects new regions
2. Water logistics inclusive of Special Services

Establishes the Country's Leading High-Spec Workover Fleet

New Basic LTM Well Servicing Revenue vs. Select Peers [1]



New Basic High-Spec Rig Count vs. Select Peers [3]



Source: Company filings

Note:
1. LTM revenue for Basic, NexTier and Ranger based on FY 2019; LTM revenue for Key, Superior, and Pioneer as of Q3 2019 (FY 2019 financials not yet available)
2. Superior shown pro forma for pending Forbes combination
3. "High-spec rig" defined as having at least 102' mast and min 200k hookload capacity

Positioned to Deliver Enhanced Service Capabilities at Scale

> **Expanded Portfolio of Premier Assets Well Equipped to Efficiently Manage Market Cycles Across Geographies**

Services Overview

- Creates a leading workover / well services provider in the U.S. with fully integrated production services offering

  — Leading high-spec workover fleet

  — More stable utilization and lower costs

Geographic Footprint

- New Basic retains strong presence in most prolific U.S. oil basins with a strong Permian position

- Positions Basic as the leader in California with a blue-chip customer base of majors and large independents

New Basic 2019A Revenue by Segment (%)



$916MM

- Well Servicing 49%
- Water Logistics 35%
- C & R 15%

New Basic 2019A Revenue by Geography (%)



$916MM

- CA 27%
- Permian 29%
- Other 43%

Extensive Footprint Focused in Key Oil Basins with Top Tier E&P Customer Base

New Basic Operating Footprint with New Regions



Western Region
Permian Region
Central Region

Select Pro Forma Customers



OXY
Chevron
CIMAREX
XTO ENERGY
ConocoPhillips
devon
Ovintiv
eog resources
noble energy
AERA Great Todays Better Tomorrows
PIONEER NATURAL RESOURCES
SM ENERGY
SURGE
Apache

BASIC ENERGY SERVICES

California: A Well Servicing-Intensive Market

Stable Market with Blue Chip Customers; Strong Focus on Production

- Well servicing-intensive California market – 7th largest crude oil producing state

- High regulatory regime is favorable for production service-oriented operations

- Plugging & abandoning activity is strong and provides attractive margins with relatively stable long-term demand

A Stable Market For New Wells Drilled (and the associated P&A required)



Remaining Recoverable Resources

BBOE



Total Producing Wells in California

# of Wells



Source: Spears & Associates; EIA; U.S. Geologic Survey

Transaction Strengthens Basic's Balance Sheet and Enhances Liquidity Profile

De-levering transaction, positioning New Basic with strengthened balance sheet and improved free cash flow

- Acquisition at an extremely attractive 1.5x synergized multiple

- $17MM of annual run-rate cost synergies identified

- $6MM annual capital expenditure savings over two years identified

- Enhanced free cash flow and liquidity profile

  — Larger borrowing base

  — High profitability

  — Low capital expenditure requirements

- Liquidity[4] immediately post-closing expected to total ~ $65MM

  — Liquidity to increase through the remainder of the year from higher cash flow on a combined basis



2019A Net Debt / Adj. EBITDA (x) [1]



2019A Free Cash Flow ($MM) [2] [3]



> *Strong Credit Profile and Significant Cash Flow Generation to Further Reduce Leverage*

Notes:
1. Pro forma adjusted EBITDA illustratively reflects full annual run-rate cost synergies of $17MM
2. Free cash flow defined as EBITDA less cash capital expenditures
3. Pro forma free cash flow illustratively reflects full annual run-rate cost synergies of $17MM and full annual capital expenditure savings of $6MM (each of first 2 years)
4. Liquidity defined as cash plus availability on the ABL credit facility

Substantial Cost Synergy Opportunities Further Enhances Stakeholder Value

Identified Cost Synergies

Overhead consolidation

Facility rationalization

Efficiency in support structure

Improved efficiency of asset allocation, utilization and productivity

Driving best-in-class practices

Cost Synergies Build-Up ($MM)

$17MM Total Identified Annual Run-Rate Cost Saving Synergies by Year-End 2020, with $6MM of CapEx Synergies in each of the next two years

$17MM

Yard-Level Operations

Direct Operations Support

Total Corporate G&A

BASIC ENERGY SERVICES

4Q 2019 Financial Highlights



4Q 2019 Highlights

- Largely completed the sale of pressure pumping assets, having received proceeds totaling $41.7MM as of March 6, 2020, with an estimated $10-$12MM in remaining proceeds

- Midstream water disposal volumes increased to a record 10.9MM barrels during the quarter, 38% via pipeline

- Total liquidity of $71.9MM, including cash of $36.2MM and $35.7MM of availability under the New ABL Facility

  - No amount drawn on the ABL facility

- Continued operating results include a $1.4MM write down of inventory related to our manufacturing line of business

Operational Update [1]

	4Q19	3Q19	2Q19
Well servicing rig hours	126,200	149,000	155,200
Well servicing utilization rate (average)	58%	68%	70%
Number of well servicing rigs (average)	306	307	308
Revenue per rig hour [2]	$369	$381	$353
Total disposal water volumes (in thousands)	10,917	10,763	9,952
Pipeline water volumes (in thousands)	4,132	3,807	3,174
Fluid services truck hours	360,000	383,000	403,000
Number of fluid service trucks (average)	767	795	814

Notes:
1. Reflects continued operations only
2. Rig-only revenue, not inclusive of package equipment or manufacturing

BASIC ENERGY SERVICES

4Q 2019 Financial Recap [1]

(in millions, except per share data)	Three Months Ended		
	December 31, 2019	September 30, 2019	December 31, 2018
Revenue			
Well Servicing [2]	$46.6	$56.7	$57.8
Water Logistics	44.7	48.5	55.6
Completion & Remedial Services	28.2	38.3	40.5
Total [2]	**$119.5**	**$143.5**	**$153.9**
Segment Profits			
Well Servicing [2][3]	$6.7	$13.4	$10.6
Water Logistics	11.0	13.7	16.4
Completion & Remedial Services	7.6	12.6	12.9
Total [2]	**$25.3**	**$39.7**	**$39.9**
Net Loss	($32.5)	($24.8)	($41.7)
Diluted Loss per Share	($1.30)	($0.97)	($1.57)
Adjusted EBITDA	($1.7)	$12.3	$14.6

Notes:
1. Reflects continued operations only
2. Excludes Taylor contribution
3. Excludes $1.4MM impairment at Taylor

15

Appendix



Sources and Uses & Pro Forma Capitalization

Sources and Uses ($MM) [1]

Sources	
Cash Consideration	59
Basic Senior Notes (Currently Held by Ascribe)	34
Total Sources	**94**

Uses	
NEX's Well Support Services business	94
Total Uses	**94**

Pro Forma Capitalization ($MM) [2]

Pro Forma Capitalization Table	Basic Standalone	Transaction Adj.	Pro Forma [4]
Cash Balance	36	(12)	24
Total Debt	336	15	351
Basic 10.75% 2023 Senior Notes	300	-	300
Capital Leases	36	-	36
New Ascribe Bridge Loan	-	15	15
2019A Adjusted EBITDA [3]	39	63	102
Net Debt / 2019A EBITDA (x) [3]	7.7x	-	3.2x

Notes:
1. Uses do not reflect transaction fees & expenses
2. Balance sheet items as of YE 2019
3. EBITDA transaction adjustment and 2019A pro forma EBITDA includes full run-rate synergies of $17MM
4. Assumes Basic bonds at par or higher

BASIC
ENERGY SERVICES

VISION: To Be THE Trusted Production Services Company in the U.S.

